Issuer Free Writing Prospectus

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-152807

Environmental Power Announces Offering of Convertible Notes to

Fund Renewable Energy Projects

TARRYTOWN, N.Y., November 3, 2008 – Environmental Power Corporation (NASDAQ: EPG) today announced the offering of its 13% Convertible Notes due January 1, 2014. Proceeds from the sale of the notes will be used to fund the construction and operation of the renewable energy projects being developed by Environmental Power’s subsidiary, Microgy, Inc., and its affiliates.

The notes will be offered at par, bearing interest at a proposed rate of 13% per annum and include conversion provisions over the term of the notes with a proposed minimum conversion price of $5.40 per share. The offering will be in a minimum original principal amount of $10 million and an anticipated maximum, subject to increase in Environmental Power’s discretion, of $25 million, with an initial closing once orders have been received for the minimum amount.

Ziegler Capital Markets, a division of B.C. Ziegler and Company, is the underwriter of the offering, and has served as underwriter of tax-exempt bond offerings raising gross proceeds in excess of $130 million for the Microgy’s renewable energy projects in Texas, Nebraska and California. The offering of the notes is expected to run through January 2009. Copies of the final prospectus and the preliminary prospectus supplement relating to the offering may be obtained from Environmental Power Corporation, 120 White Plains Road, 6th Floor, Tarrytown, New York 10591, Attn: Corporate Secretary, or by contacting Ziegler Capital Markets at One South Wacker Drive, Suite 3080, Chicago, Illinois 60606.

Environmental Power has filed a shelf registration statement relating to these securities, which the Securities and Exchange Commission has declared effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company and these securities cannot be sold in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

“We are very pleased to begin this important phase in the Company’s history,” said Mr. Richard Kessel, Chief Executive Officer of the Company. “Proceeds will be used to advance RNG® projects that are ready to go, with all permits, tax-exempt debt financing, and off-take agreements in place.”

“Importantly,” Kessel continued, “we have carefully structured this offering to protect our incumbent shareholders from dilution to the fullest extent practical. We appreciate the hard work of the team at Ziegler for its efforts to make this offering possible, and to enable the Company to continue the transformation into a sustainable operating company.”

Don Carlson, Vice Chairman of The Ziegler Companies, Inc., added: “This offering is the next logical step in the progression of our working relationship with the Company, and we at Ziegler are most excited to be a part of this unique opportunity to participate in the renewable energy sector.”

This press release may constitute a “free writing prospectus” and an “issuer free writing prospectus” as such terms are defined in Rule 405 and Rule 433, respectively, under the Securities Act of 1933, as amended, and relates to the registration statement on Form S-3 filed by Environmental Power Corporation (Registration No. 333-152807).

Environmental Power Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Environmental Power has filed with the SEC for more complete information about Environmental Power and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Environmental Power and the underwriter will arrange to send you the prospectus if you request it by calling (888) 884-8339.

ABOUT ENVIRONMENTAL POWER CORPORATION

Environmental Power Corporation is a developer, owner and operator of renewable energy production facilities. Its principal operating subsidiary, Microgy, Inc., holds an exclusive license in North America for the development and deployment of a proprietary anaerobic digestion technology for the extraction of methane gas from animal wastes for its use to generate energy. For more information visit the Company’s web site at http://www.environmentalpower.com.

CAUTIONARY STATEMENT

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a “safe harbor” for forward-looking statements. Certain statements contained in this press release, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words “may,” “assumes,” “forecasts,” “positions,” “predicts,” “strategy,” “will,” “expects,” “estimates,” “anticipates,” “believes,” “projects,” “intends,” “plans,” “budgets,” “potential,” “continue,” “targets” “proposed,” and variations thereof, and other statements contained in this press release regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: uncertainties involving development-stage companies; uncertainties regarding project financing, the lack of binding commitments and/or the need to negotiate and execute definitive agreements for the construction and financing of projects, the sale of project output, the supply of substrate and other requirements and for other matters; financing and cash flow requirements and uncertainties; inexperience with the development of multi-digester projects; risks relating to fluctuations in the price of commodity fuels like natural gas, and our inexperience with managing such risks; difficulties involved in developing and executing a business plan; difficulties and uncertainties regarding acquisitions; technological uncertainties; including those relating to competing products and technologies; risks relating to managing and integrating acquired businesses; unpredictable developments; including plant outages and repair requirements; the difficulty of estimating construction, development, repair and maintenance costs and timeframes; the uncertainties involved in estimating insurance and implied warranty recoveries, if any; the inability to predict the course or outcome of any negotiations with parties involved with our projects; uncertainties relating to general economic and industry conditions, and the amount and rate of growth in expenses; uncertainties relating to government and regulatory policies and the legal environment; uncertainties relating to the availability of tax credits, deductions, rebates and similar incentives; intellectual property issues; the competitive environment in which Environmental Power Corporation and its subsidiaries operate and other factors, including those described in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, the prospectus relating to the offering described in this press release, as well as in other filings we make with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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